UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K/A (Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.

6/F, No. 1 Andingmenwai Street,

Lychee Plaza, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Tarena International, Inc. (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its report on Form 6-K, originally furnished to the United States Securities and Exchange Commission on May 1, 2020 (the “Original 6-K”), solely to furnish the correct version of the press release (the “Correct Press Release”) issued by the Company on May 1, 2020 regarding the unaudited financial results of the Company for the first half of fiscal year 2019.

Compared with Exhibit 99.1 to the Original 6-K which was a draft that was furnished accidentally, (i) the Correct Press Release contains the following modifications to the bullet-points under the heading “First Half Fiscal Year 2019 Highlights”: (A) deleted the second bullet-point under such heading, (B) changed the third bullet-point to replace “38.3%” with “30.4%” and replace “RMB277.2 million (US$40.4 million)” with “RMB312.8 million (US$45.6 million), (C) changed the seventh bullet-point to add “, including current and non-current” after “time deposits” and to replace “728.2” with “728.7”, and (D) changed the eighth bullet-point to add “a balance of” before “RMB830.0 million”; (ii) the Correct Press Release also added “The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.” to the end of the section under the heading “First Half Fiscal Year 2019 Highlights”; and (iii) the Correct Press Release replaced the item “Time deposits” with “Time deposits-non current” in the UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Wing Kee Lau
	Name:	Wing Kee Lau
	Title:	Chief Financial Officer

Date: May 4, 2020

EXHIBIT INDEX

Exhibit 99.1 – Press Release